May 15, 2019

William J. Dunaway
Chief Financial Officer
INTL FCSTONE INC.
1251 NW Briarcliff Parkway, Suite 800
Kansas City, MO 64116

       Re: INTL FCSTONE INC.
           Registration Statement on Form S-3
           Filed May 9, 2019
           File No. 333-231301

Dear Mr. Dunaway:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services